Exhibit 4.9

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the securities of Murphy Oil Corporation (the “Company”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. For purposes of this description, references to the “Company,” “Murphy Oil,” “we,” “our” and “us” refer only to the Company and not to its subsidiaries.

DESCRIPTION OF COMMON STOCK
The following description of our capital stock is based upon our certificate of incorporation (“Certificate of Incorporation”), our bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.
Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.
Authorized Capital Stock
Our Certificate of Incorporation authorizes us to issue 450,400,000 shares of stock of all classes, of which 450,000,000 shares shall be common stock, par value $1.00 per share, and 400,000 shares shall be cumulative preferred stock, par value $100 per share. No shares of stock of any class have any preemptive or preferential right to purchase or subscribe to any shares of stock of any class or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, other than such rights as the Board of Directors may grant and at such prices as the Board of Directors may fix. The Board of Directors may issues shares of stock of any class, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of stock of any class, without offering any such shares of stock of any class, either in whole or in part, to the existing stockholders of any class.
Common Stock
Except as provided by our Certificate of Incorporation or by law, each holder of common stock shall have the right, to the exclusion of all other classes of stock, to one vote for each share of stock standing in the name of such holder on the books of the Company. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Murphy Oil, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is Computershare Investor Services, LLC.

Exhibit 4.9

Preferred Stock
The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion or exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences, use of purchase, retirement or sinking funds and the number of shares constituting any series of the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Murphy Oil without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We may further amend from time to time our Certificate of Incorporation to increase the number of authorized shares of preferred stock.

An amendment would require the approval of the holders of a majority of the outstanding shares of our preferred stock. As of the date of this prospectus, we have not issued any preferred stock.
Certain Anti-Takeover Effects of Delaware Law
We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Murphy Oil and, accordingly, may discourage attempts to acquire Murphy Oil even though such a transaction may offer Murphy Oil’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

2